UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)*

Vermillion, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

17252Y104
(CUSIP Number)

James E. Besser Manchester Management Company, LLC 131 Charles Street, 1st Floor Boston, Massachusetts 02114 United States of America Tel. No.: 617-399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

233,262

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

233,262

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

233,262

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

431,350

8.	SHARED VOTING POWER

233,262

9.	SOLE DISPOSITIVE POWER

431,350

10.	SHARED DISPOSITIVE POWER

233,262

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

664,612

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	17252Y104

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 2.	Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their respective investments in the Shares on a continual basis.

The Reporting Persons continue to disagree with the direction the Issuer’s management and board of directors are taking the Issuer, and they do not believe that Issuer's management and board of directors are acting in the best interests of the shareholders.

The Reporting Persons have no current plans to influence the actions of management or the board of directors, but they reserve the right to effect such a plan in the future.

The Reporting Persons anticipate that they will continue to effect transactions that would decrease the number of Shares they may be deemed to beneficially own, but they reserve the right to decline to do so or to effect transactions that would increase the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, Manchester Management Company, LLC, may be deemed to be the beneficial owners of 233,262 Shares, constituting 1.6% of the Shares.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owners of 664,612 Shares, constituting 4.5% of the Shares.

The percentage of the class of Shares of the Issuer beneficially owned by each Reporting Person is based upon 14,856,634* Shares outstanding as of the date hereof.

Manchester Management Company, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 233,262 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 233,262 Shares.

Mr. Besser has the sole power to vote or direct the vote of 431,350 Shares; has the shared power to vote or direct the vote of 233,262 Shares; has the sole power to dispose or direct the disposition of 431,350 Shares; and has the shared power to dispose or direct the disposition of 233,262 Shares.

As of November 9, 2011, the Reporting Persons have ceased to be the beneficial owners of more than five percent of a class of the Issuer's Shares.

*This outstanding Shares figure reflects the number of outstanding Shares at October 31, 2011, as reported in the Issuer's Form 10-K, filed on November 9, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Schedule of Transactions in Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2011
(Date)

Manchester Management Company, LLC
By:	/s/ James E. Besser
James E. Besser, Managing Member
/s/ James E. Besser
James E. Besser

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Transaction	Date	Shares	Price
Transactions in Shares Manchester Management Company, LLC

SALE	10/07/2011	12,200	2.00
PURCHASE	10/10/2011	1,800	1.85
SALE	10/10/2011	62,250	1.93
PURCHASE	10/11/2011	3,659	1.78
SALE	10/11/2011	40,360	1.87
SALE	10/12/2011	846	1.92
SALE	10/12/2011	10,054	1.92
SALE	10/13/2011	1,000	1.80
SALE	10/14/2011	14,200	2.08
SALE	10/17/2011	11,300	2.12
SALE	10/18/2011	21,370	2.04
SALE	10/19/2011	8,800	2.00
SALE	10/24/2011	2,000	2.19
SALE	10/28/2011	800	2.14
SALE	11/04/2011	13,100	1.89
SALE	11/08/2011	6,000	1.91
SALE	11/09/2011	125,000	1.71
PURCHASE	11/09/2011	10,924	1.71

SK 02849 0008 1241870